TRUST FOR PROFESSIONAL MANAGERS

OPERATING EXPENSE LIMITATION AGREEMENT

with

 ROCKEFELLER & CO., INC.

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 1st day of March, 2018, by and between Trust for Professional Managers (the “Trust”), a Delaware statutory trust, on behalf of the series of the Trust listed in Schedule A hereto, as may be amended from time to time (each a “Fund” and collectively, the “Funds”), and the investment adviser to the Funds, Rockefeller & Co., Inc. (the “Adviser”), a Delaware corporation with its principal place of business at 10 Rockefeller Plaza, Third Floor, New York, New York, 10020.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of March 1, 2018, (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of the Funds’ respective classes, if any, are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits; and

WHEREAS, the Funds and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to enter into this Agreement by which the Adviser limits the expenses of the Funds, and, therefore, have entered into this Agreement in order to maintain the Funds’ expense ratio within the Annual Limit, as defined below.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average daily net assets to the amount listed in Schedule A (the “Annual Limit”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to such Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds is defined to include all expenses necessary or appropriate for the operation of the Fund and each of their classes, if any, including the Adviser’s investment management fee detailed in the Investment Advisory Agreement and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, leverage (i.e., any expenses incurred in connection with borrowings made by a Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to Paragraph 1 of this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its management fee under the Investment Advisory Agreement made by the Adviser in its management fees or payment of expenses which are a Fund’s obligation under the Investment Advisory Agreement, provided that any such reimbursements will not cause the Fund to exceed the lesser of:  (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement.

4. TERM. This Agreement shall become effective with respect to the Rockefeller Equity Allocation Fund, the Rockefeller Core Taxable Bond Fund, the Rockefeller Intermediate Tax Exempt National Bond Fund, and the Rockefeller Intermediate Tax Exempt New York Bond Fund as of the date first written above and, with respect to any other Fund, at the time the Fund commences operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of two years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSSIONAL MANAGERS on behalf of its series listed on Schedule A	ROCKEFELLER & CO., INC.
By: /s/ John P. Buckel	By: /s/ Yvette M. Garcia
Name: John P. Buckel	Name: Yvette M. Garcia
Title: President	Title: VP, Secretary and General Counsel

SCHEDULE A

Series or Fund of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
Rockefeller Equity Allocation Fund	1.25%
Rockefeller Core Taxable Bond Fund	0.85%
Rockefeller Intermediate Tax Exempt National Bond Fund	0.85%
Rockefeller Intermediate Tax Exempt New York Bond Fund	0.85%